Registration Statement No. 333-168971
Filed Pursuant to Rule 424(b)(3)

SUPPLEMENT NO. 16 DATED APRIL 17, 2012

TO PROSPECTUS DATED JANUARY 19, 2011

APPLE REIT TEN, INC.

The following information supplements the prospectus of Apple REIT Ten, Inc. dated January 19, 2011 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 14 (which is cumulative and replaces all prior Supplements), Supplement No. 15 and this Supplement No. 16.

Certain forward-looking statements are included in the prospectus and this supplement. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of Units, the outcome of current and future litigation, regulatory proceedings or inquiries, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “Fairfield Inn & Suites,” “TownePlace Suites,” “Marriott,” “SpringHill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Ten, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn,” “Hampton Inn & Suites,” “Homewood Suites,” “Embassy Suites,” “Hilton Garden Inn” and “Home2 Suites by Hilton” are each a registered trademark of Hilton Worldwide or one of its affiliates. All references below to “Hilton” mean Hilton Worldwide and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Ten, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100,000,000 and proceeds net of selling commissions and marketing expenses of $90,000,000. Each Unit consists of one common share and one Series A preferred share. We are continuing the offering at $11.00 per Unit in accordance with the prospectus. We registered to sell a total of 182,251,082 Units. As of March 31, 2012, 133,099,563 Units remain unsold. We will offer Units until January 19, 2013, unless the offering is extended, provided that the offering will be terminated if all of the Units are sold before then.

As of March 31, 2012, we had closed on the following sales of Units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	9,523,810	$100,000,000	$90,000,000
$11.00	39,627,709	435,904,799	392,314,319

Total	49,151,519	$535,904,799	$482,314,319

MANAGEMENT

We are expanding our discussion in the prospectus to include the subsections and information below.

We are managed by a board of directors elected by our shareholders. The directors are responsible for appointing our executive officers and for determining our strategic direction. The executive officers serve at the discretion of the board. The executive officers were initially elected at the organizational meeting of the board of directors and thereafter will be chosen annually by the board at its meeting following the annual meeting of shareholders. The following table sets forth the names and ages of our current directors and the names, ages and positions of our executive officers. Our officers are not employees of us.

Name	Age	Position
Glade M. Knight	67	Chairman and Chief Executive Officer
David J. Adams	49	Director
Kent W. Colton	68	Director
R. Garnett Hall, Jr.	72	Director
Anthony Francis Keating III	32	Director
David Buckley	44	Executive Vice President and Chief Legal Counsel
Kristian Gathright	39	Executive Vice President and Chief Operating Officer
Justin Knight	38	President
David McKenney	50	President of Capital Markets
Bryan Peery	47	Executive Vice President and Chief Financial Officer

Ownership Of Equity Securities By Management

The determination of “beneficial ownership” for purposes of this supplement has been based on information reported to us and the rules and regulations of the Securities and Exchange Commission. References below to “beneficial ownership” by a particular person, and similar references, should not be construed as an admission or determination by us that common shares in fact are beneficially owned by such person.

As of March 31, 2012, we had a total of 49,151,529 issued and outstanding Common Shares. There are no shareholders known to us who beneficially owned more than 5% of our outstanding voting securities on such date. The following table sets forth the beneficial ownership of our securities by our directors and executive officers as of such date:

Title of Class(1)	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(2)	Percent of Class
Common Shares	David J. Adams	5,500	*
(voting)	Kent W. Colton	12,099	*
	R. Garnett Hall, Jr.	12,099	*
	Anthony F. Keating	12,099	*
	Glade M. Knight	18,192	*
	Above directors and executive officers as a group	59,989	*

Series A	David J. Adams	5,500	*
Preferred Shares	Kent W. Colton	12,099	*
(non-voting)	R. Garnett Hall, Jr.	12,099	*
	Anthony F. Keating	12,099	*
	Glade M. Knight	18,192	*
	Above directors and executive officers as a group	59,989	*

Series B Convertible	Glade M. Knight	480,000	100%
Preferred Shares
(non-voting)

*	Less than one percent of class.

(1)

All individuals listed in the table are directors. Executive officers not listed above for a particular class of securities hold no securities of such class. Each Unit consists of one Common Share and one Series A Preferred Share. The Series A Preferred Shares have no voting rights and are not separately tradable from the Common Shares to which they relate.

(2)

Amounts shown for individuals other than Glade M. Knight consist entirely of securities that may be acquired upon the exercise of options, although no options have been exercised to date. The Series B Convertible Preferred Shares are convertible into Common Shares upon the occurrence of certain events, under a formula which is based on the gross proceeds raised by us during our best efforts offering of Units. Mr. Knight has agreed to assign to certain of our executive officers, the benefits (if any) associated with specified percentages of his B Shares. Such benefits include the right of conversion upon the happening of the following events: (1) substantially all of our assets, shares or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of our Company’s business; or (2) the termination or expiration without renewal of the advisory agreement with A10A or if we cease to use Apple Suites Realty to provide property acquisition and disposition services; or (3) our common shares are listed on any securities exchange or quotation system or in any established market. The assignees do not have any voting or disposal rights with respect to the B Shares unless and until one of the foregoing events occurs. The percentage of Glade M. Knight’s B Shares whose benefits were assigned to the executive officers was as follows: David McKenney (6.27%); Justin Knight (6.27%); Kristian Gathright (6.27%); Bryan Peery (3.13%) and David Buckley (3.13%).

Corporate Governance

Our board has determined that all of our directors, except Glade M. Knight, are “independent” within the meaning of the rules of the New York Stock Exchange (although we are not listed on a national exchange, we adopted these rules for purposes of determining such independence).

The board has adopted a categorical standard that a director is not independent (a) if he or she receives any personal financial benefit from, on account of or in connection with a relationship between us and the director (excluding directors fees and options), (b) if he or she is a partner, officer, employee or managing member of an entity that has a business or professional relationship with, and that receives compensation from, us, or (c) if he or she is a non-managing member or shareholder of such an entity and owns 10% or more of the membership interests or common stock of that entity.

The board may determine that a director with a business or other relationship that does not fit within the categorical standard described in the immediately preceding sentence is nonetheless independent, but in that event, the board is required to disclose the basis for its determination in our annual proxy statement. In addition, the board has voluntarily adopted, based on rules of the New York Stock Exchange, certain conditions that prevent a director from being considered independent while the condition lasts and then for three years thereafter.

Executive Compensation

Cost-Sharing Arrangements and Reimbursement

Apple Ten Advisors and Apple Suites Realty provide us with necessary day-to-day advisory, management and property acquisition and disposition services. Although Apple Ten Advisors and Apple Suites Realty do not have employees, they have made arrangements with Apple Fund Management to provide the employees necessary to perform these services for us. Many of the senior managers of Apple Fund Management have been providing similar services for various REIT companies organized by Glade M. Knight for over 10 years. As indicated in the prospectus, the employees of Apple Fund Management have substantial experience and expertise in providing these required services to real estate investment trusts.

Each member of the senior management is employed by, and each senior manager’s compensation is paid by, Apple Fund Management, a subsidiary of Apple REIT Six. See “Compensation—Cost-Sharing Arrangements and Reimbursements to Apple Fund Management.” Our officers are also the officers of Apple Fund Management. Apple Fund Management performs similar operational services for Apple REIT Six, Apple REIT Seven, Apple REIT Eight, Apple REIT Nine, ASRG, A6RG, A6A, A7A, A8A, A9A and A10A. Apple Fund Management receives its direction for staffing and compensation from the advisory companies (A6A, A7A, A8A, A9A, A10A, ASRG and A6RG, collectively “advisors”) each of which is wholly owned by Glade M. Knight. Although there is a potential conflict on time allocation of personnel due to the fact that a senior manager, officer or staff member will provide services to more than one company, we believe that the executives and staff compensation sharing arrangement allows the companies to share costs yet attract and retain superior executives and staff. The cost sharing structure also allows each entity to maintain a much more cost effective structure than having separate staffing arrangements. Amounts reimbursed to Apple Fund Management include both compensation for personnel and “overhead” (office rent, utilities, benefits, office supplies, etc.) utilized by the companies. Since the employees of Apple Fund Management may also perform services for the advisors, individuals, including executive officers, have received and may receive consideration directly from the advisors as part of the advisors’ operating costs. Our as well as the other REIT’s Compensation Committees annually review the staffing and compensation of Apple Fund Management and the overall allocation to the specific REIT’s and advisors for reasonableness. As part of this arrangement, the day to day transactions may result in amounts due to or from the related parties. To effectively manage cash disbursements, the individual companies may make payments for any or all of the related companies. The amounts due to or from the related companies are reimbursed or collected and are not significant in amount.

We have contracted with Apple Suites Realty to provide brokerage services for the acquisition and disposition of real estate assets. In accordance with the contract, Apple Suites Realty is paid a fee equal to 2% of the gross purchase or sales price (as applicable) of any acquisitions or dispositions of real estate investments plus certain reimbursable expenses, subject to certain conditions. Fees earned in 2011 were approximately $9.2 million. We also reimbursed allocated costs associated with this agreement of $0.7 million directly to Apple Fund Management in 2011.

We also have contracted with A10A to advise us and provide day-to-day management services and due-diligence services on acquisitions. As discussed above, A10A utilizes personnel, including executive management, of Apple Fund Management to provide the day-to-day management and due diligence services. In accordance with the contract, we pay A10A a fee equal to 0.1% to 0.25% of the total equity contributions to us, in addition to certain reimbursable expenses. The aggregate amount paid by us to A10A in 2011 was approximately $1.0 million. Of this total amount, approximately $0.3 million, were fees paid to A10A and $0.7 million, were expenses reimbursed (or paid directly to Apple Fund Management on behalf of A10A) by A10A to Apple Fund Management.

The amount allocated to us is based on the estimated proportionate use of the staff and overhead of Apple Fund Management by us, acting on behalf of our Company. The staffing of Apple Fund Management is based on the needs of all companies participating in the allocation and will increase or decrease according to the needs of the participating companies. The amounts allocated to us are at least annually reviewed by our Compensation Committee for reasonableness. If the allocated costs were greater than what they would be if we did not share our administrative staff or if the advisor did not otherwise perform under the terms of the advisory agreement, we could terminate the advisory agreement and thus would no longer have a fee payable to A10A or reimbursable costs to Apple REIT Six. If the agreement was terminated, we would have to hire and maintain our own administrative structure, including personnel, office space, systems and other overhead.

Separate and apart from the cost allocation and reimbursement arrangements described above, during 2011, certain consideration was provided by A10A to certain of our executive officers. This consideration is not a cost to us. This consideration is provided pursuant to an agreement entered into by the applicable executive officers and A10A. Under this agreement, the following individuals have received and may continue to receive (or in the case of Glade M. Knight, retain) consideration which is calculated based on a percentage of the advisory fees paid to A10A, as follows. Glade M. Knight (50%); David McKenney (14%); Justin Knight (14%); Kristian Gathright (14%); and Bryan Peery (8%). The amount allocated from the advisory fee to each of these individuals is included in the “All Other Compensation” column of the Summary Compensation Table on page S-8.

General Philosophy

Apple Fund Management’s executive compensation philosophy is to attract, motivate and retain a superior management team. Apple Fund Management’s compensation program rewards each senior manager for their contributions to the various companies. In addition, Apple Fund Management uses annual incentive benefits that are designed to be competitive with comparable employers and to align management’s incentives with the interests of our Company and our shareholders.

With the exception of our Chief Executive Officer, our senior management is compensated through a mix of base salary and bonus designed to be competitive with comparable employers. We have not utilized stock based awards or long-term compensation for senior management. Apple Fund Management believes that a simplistic approach to compensation better matches the objectives of all stakeholders. As discussed above each member of the senior management team performs similar functions for Apple REIT Six, Apple REIT Seven, Apple REIT Eight, and Apple REIT Nine, and the advisors. As a result, each senior manager’s total compensation paid by our Company is proportionate to the estimated amount of time devoted to activities associated with our Company. The chief executive officer is chairman of the board of directors, chief executive officer and sole shareholder of the advisors, each of which has various agreements with us, Apple REIT Six, Apple REIT Seven, Apple REIT Eight, and Apple REIT Nine. During 2011, the advisors received total fees of approximately $20.0 million from us, Apple REIT Six, Apple REIT Seven, Apple REIT Eight, and Apple REIT Nine. The Compensation Committee of the board and Apple Fund Management consider these agreements when developing the chief executive officer’s compensation. As a result, our chief executive officer is compensated a minimal amount by Apple Fund Management. Annually, the advisors develop the compensation targets of senior management (as well as goals and objectives) with input from other members of senior management and review these items with the Compensation Committee of the board of directors.

The compensation of the executive officers is allocated to the participating companies as discussed above. Our Compensation Committee reviews at least annually the total compensation of the executive officers and our proportionate share. The executive officer’s total compensation is partially based on the performance of each company included in the allocation using Funds From Operations (FFO) as a guide.

Base and Incentive Salaries

The process of establishing each senior manager’s compensation involves establishing an overall targeted amount based on the senior manager’s overall responsibilities and allocating that total between base and incentive compensation. The overall target is developed using comparisons to compensation paid by other public hospitality REITs, and consideration of each individual’s experience in their position and the industry, the risks and deterrents associated with their position and the anticipated difficulty to replace the individual. It is the advisors’ intention to set this overall target sufficiently high to attract and retain a strong and motivated leadership team, but not so high that it creates a negative perception with our other stakeholders. Once the overall target is established, approximately 75% of that number is allocated to base salary and the remaining 25% is allocated to incentive compensation. The incentive compensation is then allocated 50% to the overall performance of each participating entity (typically FFO targets based on the companies’ current annual budget) and 50% to each individual’s subjective performance objectives. The base compensation and incentive compensation has been allocated through the allocation discussed above which is based on the overall estimated time and use of the personnel and not based on specific performance of an individual or individual entity.

Perquisites and Other Benefits

Senior management may participate in Apple Fund Management’s other benefit plans on the same terms as other employees. These plans include medical and dental insurance, life and disability insurance and 401K plan. As noted in the Summary Compensation Table below, we provide limited perquisites to our senior managers.

Consideration Provided by A10A

As discussed above under “Cost-Sharing Arrangements and Reimsbursement,” separate and apart from the compensation allocation arrangements described above, certain consideration is provided by A10A to certain of our executive officers. This consideration does not necessarily relate to any work done for us and, unlike the salary, bonus and benefit plan compensation described above, is not a cost of ours that is reimbursed under the advisory contract. The amount allocated from the advisory fee to each of these individuals is included in the “All Other Compensation” column of the Summary Compensation Table below. We would like to emphasize to the reader that these amounts are not to be added to the amount of the advisory fee and the compensation costs reimbursed to Apple Fund Management on behalf of A10A when considering the total outflows of cash from us to A10A and to the executive officers. Doing so would result in duplication of these amounts. Instead, these amounts are paid directly by A10A, which is wholly-owned by Glade Knight, and are not in addition to the advisory fee paid to A10A.

Summary Compensation Table

Name	Position	Year	Salary(1)	Bonus(1)	All Other Compensation(2)	Total(3)
Glade Knight	Chief Executive Officer	2011	$10,000	$157	$163,271	$173,428
Bryan Peery	Executive Vice President, Chief Financial Officer	2011	51,000	12,875	31,228	95,103
Justin Knight	President	2011	69,300	10,046	51,213	130,559
David McKenney	President, Capital Markets	2011	69,300	10,046	51,213	130,559
Kristian Gathright	Executive Vice President, Chief Operating Officer	2011	60,000	10,147	51,342	121,489

(1)

The amounts in the Salary and Bonus columns, and a portion of the amounts in the All Other Compensation column represent Apple REIT Ten’s allocated share of each officer’s total compensation from Apple Fund Management.

(2)

Includes the portion of the health insurance, life and disability insurance, parking and 401K match paid by us. Also includes consideration provided pursuant to an agreement entered into by certain executive officers and A10A and discussed under Cost-Sharing Arrangements and Reimbursement. Under this agreement, the following individuals have received (or in the case of Glade M. Knight, who is the owner of A10A, retained) consideration which is calculated based on a percentage of the advisory fees paid to A10A, as follows. Glade M. Knight (50%); Bryan Peery (8%); David McKenney (14%); Justin Knight (14%) and Kristian Gathright (14%). We would like to emphasize to the reader that these amounts are not to be added to the amount of the advisory fee and the compensation costs reimbursed to Apple Fund Management on behalf of A10A when considering the total outflows of cash from us to A10A and to the executive officers. Doing so would result in duplication of these amounts. Instead, the amounts set forth below are paid directly by A10A, which is wholly-owned by Glade Knight, and are not in addition to the advisory fee paid to A10A. The amounts included in this column that represent consideration to an officer from A10A were:

2011
Glade Knight	$159,120
Bryan Peery	25,459
Justin Knight	44,554
David McKenney	44,554
Kristian Gathright	44,554

(3)

As discussed herein, represents Apple REIT Ten’s allocated share of each officer’s total compensation from Apple Fund Management, plus the consideration provided by A10A to the officer as discussed in Note 2 above.

Director Compensation

We compensate directors as follows:

All Directors. All directors are reimbursed by us for travel and other out-of-pocket expenses incurred by them to attend meetings of the directors or a committee and in conducting our business.

Independent Directors. The independent directors (classified by us as all directors other than Glade M. Knight) receive annual directors’ fees of $15,000, plus $1,000 for each meeting of the Board attended and $1,000 for each committee meeting attended. Additionally, the Chair of the Audit Committee receives an additional fee of $2,500 per year and the Chair of the Compensation Committee receives an additional fee of $1,500 per year. Under our Non-Employee Directors Stock Option Plan, each non-employee director receives options to purchase Units based on the number of Units sold in the offering, exercisable at $11.00 per Unit.

Non-Independent Director. Glade M. Knight receives no compensation from us for his services as a director.

Director Summary Compensation

Director	Year	Fees Earned	Option Awards(1)	Total
David J. Adams	2011	$14,500	$7,535	$22,035
Kent W. Colton	2011	31,500	16,908	48,408
R. Garnett Hall, Jr.	2011	29,000	16,908	45,908
Anthony F. Keating	2011	30,500	16,908	47,408
Glade M. Knight	2011	—	—	—

(1)	The amounts in this column reflect the grant date fair value determined in accordance with FASB ASC Topic 718.

Stock Option Grants

Since adoption of the Directors’ Plan, none of the participants have exercised any of their options to acquire Units. The following table shows the options to acquire Units that have been granted under the Directors’ Plan as of April 1, 2012:

Option Grants Since Inception

Name(1)	Number of Units Underlying Options Granted(2)
Glade M. Knight	—
David J. Adams	5,500
Kent W. Colton	12,099
R. Garnett Hall	12,099
Anthony F. Keating	12,099

(1)	Glade M. Knight is not eligible for the Directors Plan.

(2)	Options granted are exercisable for ten years from the date of grant at an exercise price of $11.00 per Unit.

INDEX TO FINANCIAL STATEMENTS

Pro Forma Financial Information

Apple REIT Ten, Inc.

APPLE REIT TEN, INC.
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2011
(Unaudited)
(In thousands, except share data)

The following unaudited Pro Forma Condensed Consolidated Balance Sheet of Apple REIT Ten, Inc. gives effect to the following hotel acquisitions:

Franchise	Location	Gross Purchase Price (millions)	Actual Acquisition Date
CN Hotel Portfolio (1 Hotel):
Home2 Suites	Jacksonville, NC	$12.0	Pending
McKibbon Hotel Portfolio (1 Hotel):
Homewood Suites	Gainesville, FL	14.6	January 27, 2012

	Total	$26.6

This Pro Forma Condensed Consolidated Balance Sheet also assumes all of the hotels had been leased to our wholly-owned taxable REIT subsidiaries pursuant to master hotel lease arrangements. The hotels acquired will be managed by affiliates of LBAM Investor Group, L.L.C. and MHH Management, LLC under separate management agreements.

Such pro forma information is based in part upon the historical Consolidated Balance Sheet of Apple REIT Ten, Inc. and the historical balance sheets of the hotel properties.

The following unaudited Pro Forma Condensed Consolidated Balance Sheet of Apple REIT Ten, Inc. is not necessarily indicative of what the actual financial position would have been assuming such transactions had been completed as of December 31, 2011 nor does it purport to represent the future financial position of Apple REIT Ten, Inc.

The unaudited Pro Forma Condensed Consolidated Balance Sheet should be read in conjunction with, and is qualified in its entirety by, the historical balance sheets of the acquired hotels.

BALANCE SHEET AS OF DECEMBER 31, 2011
(Unaudited)
(In thousands, except share data)

	Company Historical Balance Sheet	Pro forma Adjustments		Total Pro forma
ASSETS
Investment in hotel properties, net	$452,205	$26,640	(A)	$478,845
Cash and cash equivalents	7,079	(6,079	)(D)	1,000
Other assets	11,938	2,947	(C)	14,885

Total Assets	$471,222	$23,508		$494,730

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Notes payable	$69,636	$13,067	(C)	$82,703
Accounts payable and accrued expenses	5,671	31	(C)	5,702

Total Liabilities	75,307	13,098		88,405

Preferred stock, authorized 30,000,000 shares	—	—		—
Series A preferred stock, no par value, authorized 400,000,000 shares	—	—		—
Series B convertible preferred stock, no par value, authorized 480,000 shares	48	—		48
Common stock, no par value, authorized 400,000,000 shares	424,626	11,022	(E)	435,648
Accumulated deficit	(5,165)	(612	)(B)	(5,777)
Cumulative distributions paid	(23,594)	—		(23,594)

Total Shareholders’ Equity	395,915	10,410		406,325

Total Liabilities and Shareholders’ Equity	$471,222	$23,508		$494,730

NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)

(A)

The estimated total purchase price for the two properties that have been, or will be purchased after December 31, 2011 consists of the following. This purchase price allocation is preliminary and subject to change.

	Jacksonville, NC Home2 Suites	Gainesville, FL Homewood Suites	Total Combined
	(In thousands)
Purchase price per contract	$12,000	$14,550	$26,550
Other capitalized costs (credits) incurred	25	65	90

Investment in hotel properties	12,025	14,615	26,640	(A)
Acquisition fee payable to Apple Suites Realty Group (2% of purchase price per contract)	240	291	531	(B)
Other acquisition related costs	30	51	81	(B)
Net other assets/(liabilities) assumed	(24)	(10,127)	(10,151	)(C)

Total purchase price	$12,271	$4,830	$17,101

Less: Cash on hand at December 31, 2011			(7,079)
Plus: Working capital requirements			1,000

			(6,079	)(D)

Equity proceeds needed for acquisitions			11,022	(E)

(B)

Represents costs incurred to complete the acquisition, including, title, legal, accounting and other related costs, as well as the commission paid to Apple Suites Realty Group totaling 2% of purchase price per contract.

(C)	Represents other assets and liabilities assumed in the acquisition of the hotel including, mortgage payable, escrows, operational charges and credits and accrued property taxes.

(D)	Represents the reduction of cash and cash equivalents by the amount required to fund acquisitions, net of required working capital.

(E)	Represents the issuance of additional shares required to fund acquisitions.

APPLE REIT TEN, INC.
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011
(Unaudited)
(In thousands, except per share data)

The following unaudited Pro Forma Condensed Consolidated Statement of Operations of Apple REIT Ten, Inc. gives effect to the following hotel acquisition:

Franchise	Location	Gross Purchase Price (millions)	Actual Acquisition Date
Hilton Garden Inn	Denver, CO	$58.5	March 4, 2011
CN Hotel Portfolio (4 Hotels):
Hampton Inn & Suites	Winston-Salem, NC	11.0	March 15, 2011
Fairfield Inn & Suites	Matthews, NC	10.0	March 25, 2011
TownePlace Suites	Columbia, SC	10.5	March 25, 2011
Home2 Suites	Jacksonville, NC	12.0	Pending
McKibbon Hotel Portfolio (8 Hotels):
SpringHill Suites	Knoxville, TN	14.5	June 2, 2011
Hilton Garden Inn	Gainesville, FL	12.5	June 2, 2011
SpringHill Suites	Richmond, VA	11.0	June 2, 2011
TownePlace Suites	Pensacola, FL	11.5	June 2, 2011
Hampton Inn & Suites	Mobile, AL	13.0	June 2, 2011
Homewood Suites	Knoxville, TN	15.0	July 19, 2011
TownePlace Suites	Knoxville, TN	9.0	August 9, 2011
Homewood Suites	Gainesville, FL	14.6	January 27, 2012
Hawkeye Hotel Portfolio (3 Hotels):
Homewood Suites	Cedar Rapids, IA	13.0	June 8, 2011
Hampton Inn & Suites	Cedar Rapids, IA	13.0	June 8, 2011
Hampton Inn & Suites	Davenport, IA	13.0	July 19, 2011
Omaha and Scottsdale Hotel Portfolio (2 Hotels):
Hilton Garden Inn	Omaha, NE	30.0	September 1, 2011
Hilton Garden Inn	Scottsdale, AZ	16.3	October 3, 2011
Chicago Hotel Portfolio (2 Hotels):
Hilton Garden Inn	Des Plaines, IL	38.0	September 20, 2011
Hampton Inn & Suites	Skokie, IL	32.0	December 19, 2011

Hilton Garden Inn	Mason, OH	14.8	September 1, 2011
Hilton Garden Inn	Merrillville, IN	14.8	September 30, 2011
Homewood Suites	Austin/Round Rock, TX	15.5	October 3, 2011
Fairfield Inn & Suites	South Bend, IN	17.5	November 1, 2011

	Total	$421.0

This Pro Forma Condensed Consolidated Statement of Operations also assumes all of the hotels had been leased to our wholly-owned taxable REIT subsidiaries pursuant to master hotel lease arrangements. The hotels acquired will be managed by affiliates of LBAM Investor Group, L.L.C., MHH Management, LLC, Newport Hospitality Group, Inc., Raymond Management Company, Inc., Schulte Hospitality Group, Inc., Stonebridge Realty Advisors, Inc., Vista Host, Inc. and White Lodging Services Corporation under separate management agreements.

Such pro forma information is based in part upon the historical Consolidated Statement of Operations of Apple REIT Ten, Inc. and the historical Statements of Operations of the hotel properties.

The following unaudited Pro Forma Condensed Consolidated Statement of Operations of Apple REIT Ten, Inc. is not necessarily indicative of what the actual financial results would have been assuming such transactions had been completed on the latter of January 1, 2011, or the date the hotel began operations nor does it purport to represent the future financial results of Apple REIT Ten, Inc.

The unaudited Pro Forma Condensed Consolidated Statement of Operations should be read in conjunction with, and is qualified in its entirety by the historical Statements of Operations of the acquired hotels.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2011
(Unaudited)
(In thousands, except per share data)

	Company Historical Statement of Operations	Denver, CO Hilton Garden Inn(A)	CN Hotel Portfolio(A)	McKibbon Hotel Portfolio(A)	Hawkeye Hotel Portfolio(A)	Omaha Downtown Lodging Investors II, LLC and Scottsdale Lodging Investors, LLC(A)	Chicago Hotel Portfolio(A)	SASI, LLC Mason, OH Hilton Portfolio(A)	Ascent Hospitality, Inc. Merrillville, IN Hilton Garden Inn(A)
Revenue:
Room revenue	$37,911	$1,273	$1,061	$11,991	$3,312	$7,380	$12,733	$1,841	$2,585
Other revenue	4,180	381	19	249	44	1,946	2,118	321	290

Total revenue	42,091	1,654	1,080	12,240	3,356	9,326	14,851	2,162	2,875

Expenses
Operating expenses	20,633	736	334	4,421	1,190	2,941	6,729	564	1,217
General and administrative	3,062	142	68	1,336	235	1,901	1,134	408	213
Management and franchise fees	3,104	224	96	1,062	447	751	1,250	164	255
Taxes, insurance and other	2,545	66	84	745	368	413	1,455	95	169
Acquisition related costs	11,265	—	—	—	—	—	—	—	—
Depreciation of real estate owned	6,009	225	135	1,414	469	729	1,217	418	510
Interest, net	607	128	137	2,247	662	863	1,937	298	305

Total expenses	47,225	1,521	854	11,225	3,371	7,598	13,722	1,947	2,669
Income tax expense	—	—	—	—	—	—	—	—	—

Net income (loss)	$(5,134)	$133	$226	$1,015	$(15)	$1,728	$1,129	$215	$206

Basic and diluted earnings (loss) per common share	$(0.18)

Weighted average common shares outstanding—basic and diluted	29,333

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2011 (Continued)
(Unaudited)
(In thousands, except per share data)

	VHRMR Round Rock, LTD Austin/Round Rock, TX Homewood Suites(A)	KRG/White LS Hotel, LLC & Kite Realty/White LS Hotel Operators, LLC South Bend, IN Fairfield Inn & Suites(A)	Pro forma Adjustments		Total Pro forma
Revenue:
Room revenue	$2,739	$3,093	$—		$85,919
Other revenue	55	44	—		9,647

Total revenue	2,794	3,137	—		95,566

Expenses
Operating expenses	932	904	—		40,601
General and administrative	299	266	400	(B)	9,464
Management and franchise fees	250	110	—		7,713
Taxes, insurance and other	121	443	—		6,504
Acquisition related costs	—	—	342	(H)	11,607
Depreciation of real estate owned	540	763	(6,420	)(C)	12,361
			6,352	(D)
Interest, net	218	400	(2,929	)(E)	4,873

Total expenses	2,360	2,886	(2,255)		93,123
Income tax expense	—	—	—	(G)	—

Net income (loss)	$434	$251	$2,255		$2,443

Basic and diluted earnings (loss) per common share					$0.06

Weighted average common shares outstanding—basic and diluted			8,371	(F)	37,704

NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited):

(A) Represents results of operations for the hotels on a pro forma basis as if the hotels were owned by the Company at January 1, 2011 for the respective period prior to acquisition by the Company. The Company was initially formed on August 13, 2010, and had no operations prior to that date. Additionally, Jacksonville, NC Home2 Suites remained under construction as of December 31, 2011 and therefore, this hotel had no historical operational activity during 2011.

(B) Represents adjustments to level of administrative and other costs associated with being a public company and owning additional properties, including the advisory fee, accounting and legal expenses, net of cost savings derived from owning multiple operating properties.

(C) Represents elimination of historical depreciation and amortization expense of the acquired properties.

(D) Represents the depreciation on the hotels acquired based on the purchase price allocation to depreciable property and the dates the hotels began operation. The weighted average lives of the depreciable assets are 39 years for building and seven years for furniture, fixtures and equipment (FF&E). These estimated useful lives are based on management’s knowledge of the properties and the hotel industry in general.

(E) Interest expense related to prior owner’s debt which was not assumed has been eliminated.

(F) Represents the weighted average number of shares required to be issued to generate the purchase price of each hotel, net of any debt assumed. The calculation assumes all properties were acquired on the latter of January 1, 2011, or the dates the hotels began operations.

(G) Estimated income tax expense of our wholly owned taxable REIT subsidiaries is zero based on the contractual agreement put in place between the Company and our lessees, based on a combined tax rate of 40% of taxable income. Based on the terms of the lease agreements, our taxable subsidiaries would have incurred a loss during these periods. No operating loss benefit has been recorded as realization is not certain.

(H) Represents costs incurred to complete acquisitions, including, title, legal, accounting and other related costs, as well as the commission paid to Apple Suites Realty Group totaling 2% of purchase price per contract. These costs have been adjusted for hotel acquisitions on the latter of January 1, 2011 or the dates the hotels began operations.